Exhibit 99.39

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual General Meeting (the “Meeting”) of the shareholders (“Shareholders”) of Skeena Resources Limited (the “Company”) will be held at Suite # 650 - 1021 West Hastings Street, Vancouver, BC, Canada V6E 0C3 on Wednesday, June 30, 2021 at 10:00 a.m. (Vancouver time) to transact the usual business of an annual general meeting as follows:

1.	receive the Company’s audited financial statements for the financial years ended December 31, 2020 and December 31, 2019 together with the interim financial statements for the period ended March 31, 2021;

2.	to appoint Grant Thornton LLP as the auditor of the Company for the ensuing year and authorize the directors to fix the auditor’s remuneration;

3.	to set the number of directors of the Company at five (5);

4.	to elect the directors of the Company for the ensuing year; and

5.	to transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Accompanying this Notice of Meeting are: (1) an Information Circular, which provides additional information relating to the matters to be dealt with at the Meeting; and (2) a Form of Proxy or Voting Instruction Form (“VIF”).

The record date for the determination of the Shareholders entitled to receive this Notice and to vote at the Meeting has been established as May 20, 2021.

Shareholders who cannot attend the Meeting in person may vote by proxy if a registered Shareholder or provide voting instructions if a non-registered Shareholder. Instructions for voting by registered Shareholders or providing voting instructions by non-registered Shareholders by mail, by phone and over the internet are included in the Information Circular. To be valid, proxies must be received by Computershare Investor Services Inc., the Company’s transfer agent, (“Computershare”) at 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 by 10:00 a.m., Pacific time, on June 28, 2021 or be provided to the Chairman of the Meeting.

NOTE OF CAUTION Concerning COVID-19 Outbreak

At the date of this Notice and the accompanying Information Circular it is the intention of the Company to hold the Meeting at the location stated above in this Notice. We are continuously monitoring development of current coronavirus (COVID-19) outbreak (“COVID-19”). In light of the rapidly evolving public health guidelines related to COVID-19, we ask shareholders to consider voting their shares by proxy and not attend the Meeting in person. Shareholders who do wish to attend the Meeting in person should carefully consider and follow the instructions of the federal Public Health Agency of Canada: (https://www.canada.ca/en/public-health/services/diseases/coronavirus-disease-covid-19.html).

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We ask that Shareholders also review and follow the instructions of any regional health authorities of the Province of British Columbia, including the Vancouver Coastal Health Authority, the Fraser Health Authority and any other health authority holding jurisdiction over the areas you intend to travel through in order to attend the Meeting. Please do not attend the Meeting in person if you are experiencing any cold or flu-like symptoms, or if you or someone with whom you have been in close contact has travelled to/from outside of Canada within the 14 days immediately prior to the Meeting. All shareholders are strongly encouraged to vote by submitting their completed form of proxy (or VIF) prior to the Meeting by one of the means described on pages 1 to 4 of the Information Circular accompanying this Notice.

The Company reserves the right to take any additional pre-cautionary measures deemed to be appropriate, necessary or advisable in relation to the Meeting in response to further developments in the COVID-19 outbreak, including: (a) holding the Meeting virtually or by providing a webcast of the Meeting; (b) hosting the Meeting solely by means of remote communication; (c) changing the Meeting date and/or changing the means of holding the Meeting; (d) denying access to persons who exhibit cold or flu-like symptoms, or who have, or have been in close contact with someone who has, travelled to/from outside of Canada within the 14 days immediately prior to the Meeting; and (e) such other measures as may be recommended by public health authorities in connection with gatherings of persons such as the Meeting. Should any such changes to the Meeting format occur, the Company will announce any and all of these changes by way of news release, which will be filed under the Company’s profile on SEDAR as well as on our Company website at www.skeenaresources.com. We strongly recommend that you check the Company’s website prior to the Meeting for the most current information. In the event of any changes to the Meeting format due to the COVID-19 outbreak, the Company will not prepare or mail amended Meeting proxy materials.

While registered Shareholders are entitled to attend the Meeting in person, we strongly recommend that all Shareholders vote by proxy and accordingly ask that registered Shareholders complete, date and sign the enclosed form of proxy, or another suitable form of proxy, and deliver it in accordance with the instructions set out in the form of proxy and in the Information Circular.

Non-registered (beneficial) Shareholders who plan to attend the Meeting must follow the instructions set out in the Proxy or VIF to ensure their shares are voted at the Meeting. If you hold your shares in a brokerage account, you are a non-registered (beneficial) Shareholder.

If you are a non-registered Shareholder and a non-objecting beneficial owner, and receive a VIF from Computershare, please complete and return the form in accordance with the instructions. If you do not complete and return the form in accordance with such instructions, you may lose your right to vote at the Meeting, either in person or by proxy.

If you are a non-registered Shareholder and an objecting beneficial owner and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you do not complete and return the materials in accordance with such instructions, you may lose your right to vote at the Meeting, either in person or by proxy.

Please advise the Company of any change in your address.

DATED at the City of Vancouver, in the Province of British Columbia, as of May 27th, 2021.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed)	“Walter Coles, Jr.”
Walter Coles, Jr., President and Chief Executive Officer &
Director

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